SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        VoiceStream Wireless Corporation

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    928615103
                     ______________________________________
                                 (CUSIP Number)


                                Richard L. Fields
                        c/o Allen & Company Incorporated
                                711 Fifth Avenue
                               New York, NY 10022
                                 (212) 832-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 1, 2001
                     ______________________________________
             (Date of Event which requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule-13G to report the acquisition which is the subject of this Schedule-13D, and is filing this schedule because of Rule-13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule-13d-1(a) for other parties to whom copies are to be sent

--------------------
CUSIP NO. 928615103
--------------------

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard L. Fields
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [--]
                                                   (b)  [-X- ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY
-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                          - 0 -
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH          -------------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           - 0 -

    WITH          ------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                           ----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         - 0 -
         ----------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                          [--]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)
          0%
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------

------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [--]
                                              (b)  [-X- ]
------------------------------------------------------------------------
 3.      SEC USE ONLY
------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         N/A
------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         N/A
------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         - 0 -
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH          ------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           - 0 -
    WITH          ------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                           ----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         - 0 -
------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [--]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)
         0%
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD
------------------------------------------------------------------------

                  Item 1.  Security and Issuer.

     This Amendment to the Schedule 13D relating to the common stock, $.001 par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Issuer") filed by Richard L. Fields ("Mr. Fields") and Allen & Company Incorporated ("Allen") (collectively, the "Reporting Persons"). As a consequence of the merger between the Issuer and Deutsche Telekom AG, the Reporting Persons are no longer stockholders of the Issuer and hereby amend their Schedule 13D to disclose their disposition of the Issuer's Common Stock.


                  Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons may be deemed to own beneficially the aggregate number and percentage of the Issuer's Common Stock set forth opposite their names below.

Name                             Shares of Common Stock            Percentage
Richard L. Fields                -0-                               0.0%
Allen & Company Incorporated     -0-                               0.0%


     (b) As of the date hereof, Mr. Fields has no power (sole or shared) to vote or dispose of shares of the Issuer's Common Stock. As of the date hereof, Allen has no power (sole or shared) to vote or dispose of shares of the Issuer's Common Stock.

     (c) Mr. Fields and Allen exchanged their holdings in the Issuer pursuant to the Merger Agreement between the Issuer and Deutsche Telekom AG which closed on June 1, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2001


                By:         /s/Richard L. Fields
                         Richard L. Fields, in his individual capacity


                            ALLEN & COMPANY INCORPORATED


                By:        /s/Rosemary Fanelli
                         Name: Rosemary Fanelli
                         Title:Chief Compliance Officer and Vice President



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6/27/01 1:17 PM (31000.1348)